

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

January 9, 2012

<u>Via E-mail</u>
Sandy John Masselli, Jr.
Chief Executive Officer and Director
Carlyle Gaming & Entertainment Ltd.
501 Fifth Avenue
New York, NY 10017

  **Re: Carlyle Gaming & Entertainment Ltd.
    Amendment No. 4 to Form 10-12G
    Filed December 15, 2011
    File No. 000-20940**

Dear Mr. Masselli:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 3</u>

 1. We note your response to comment 5 in our letter dated August 4, 2011; yet, we note you did not provide risk factor disclosure discussing the various risks associated with purchasing e-cash. Specifically, include disclosure related to the risk for your customers of delayed payments or withdrawals, or not receiving payments at all, due to various jurisdictions imposing greater restrictions, or banning altogether, internet gaming operations.

2. Please discuss whether you retain a certain percentage of money wagered by customers. If so, describe the fee arrangement.

3. Disclose the maximum bet limit you allow for new customers.

4. We note your disclosure added on page 4 in response to comment 10 in our letter dated August 4, 2011. Please provide disclosure related to the volume-based monthly royalty payments made by you under the informal license arrangement with IDS. Discuss how much in royalty payments on average you are required to make under the arrangement on a monthly basis.

Item 1A. Risk Factors, page 6

Our business has been and may continue to be materially affected by changes…, page 7

5. We note your response to comment 8 in our letter dated August 4, 2011. Please revise your disclosure on pages 7 and 8 to discuss how each of the legal developments in the jurisdictions you will focus on may affect your business operations. For example, discuss how each of the legal developments can be considered "positive", with the exception of Germany, as you state on page 8.

Item 5. Directors and Officers, page 18

6. We note your added disclosure provided in response to comment 16 in our letter dated August 4, 2011. Please revise further to include the name of the court(s) in which all proceedings involving Mr. Masselli are pending. In addition, please provide the basis for your belief that the indictment of Mr. Masselli is a civil dispute, rather than a criminal matter.

Item 6. Executive Compensation, page 21

7. Please update your executive compensation disclosure for the fiscal year ended December 31, 2011.

8. We note disclosure on page 22 that you currently have no executive employment agreements in place. However, we note disclosure on page F-13 in your Form 10-Q for period ended September 30, 2011 that in the event of the sale of a majority of the shares of common stock of the Company to a third party, your current Board of Directors and Officers have employment contracts that stipulate they will receive an aggregate bonus of

at least $1,080,000. Please discuss these employment agreements in your Form 10 and provide copies of the agreements as exhibits to the registration statement.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director